# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KALA BIO, Inc., CIK 0001479419
CUSIP: 483119202
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1167 Massachusetts Avenue, Arlington, Massachusetts (MA), 02476
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-25-096420
Filed by CIK 0001263508

## Reporting persons
- Baker Bros. Advisors LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,890,055; shared voting power 0; sole dispositive power 2,890,055; shared dispositive power 0; aggregate amount beneficially owned 2,890,055 (9.99% of the class)
- Baker Bros. Advisors (GP) LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,890,055; shared voting power 0; sole dispositive power 2,890,055; shared dispositive power 0; aggregate amount beneficially owned 2,890,055 (9.99% of the class)
- Julian C. Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,890,055; shared voting power 0; sole dispositive power 2,890,055; shared dispositive power 0; aggregate amount beneficially owned 2,890,055 (9.99% of the class)
- Felix J. Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,890,055; shared voting power 0; sole dispositive power 2,890,055; shared dispositive power 0; aggregate amount beneficially owned 2,890,055 (9.99% of the class)

## Item 1. Issuer
Name of issuer: KALA BIO, Inc.
Address of issuer's principal executive offices: 1167 Massachusetts Avenue, Arlington, MA 02476

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 to Schedule 13G amends the previously filed Schedule 13G filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. This Amendment No. 1 is being filed jointly by the Reporting Persons.
Address of principal business office or, if none, residence:
The business address of each of the Reporting Persons is:
c/o Baker Bros. Advisors LP
860 Washington Street, 3rd Floor
New York, NY 10014
(212) 339-5690
Citizenship: The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Items 5 through 9 and 11 of each of the cover pages to this Amendment No. 1 are incorporated herein by reference. The shares beneficially owned by each of the Reporting Persons includes 1,086,000 shares of Common Stock issuable upon the conversion of 10,860 Series G non-voting convertible non-redeemable preferred stock ("Series G Preferred") of the Issuer convertible at any time on a 1-to-100 basis without consideration into Common Stock, subject to limitations on conversion described below, held directly by the Funds. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 27,849,725 shares of Common Stock outstanding as of December 31, 2025 as reported in the Issuer's Prospectus filed with the Securities and Exchange Commission on January 8, 2026 plus 1,086,000 shares of Common Stock issuable upon the conversion of 10,860 Series G Preferred held directly by the Funds.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of Series G Preferred, Series F non-voting convertible non-redeemable preferred stock ("Series F Preferred") of the Issuer convertible at any time on a 1-to-100 basis without consideration into Common Stock, subject to limitations on conversion described below, Series E non-voting convertible non-redeemable preferred stock ("Series E Preferred") of the Issuer convertible at any time on a 1-to-100 basis without consideration into Common Stock, subject to limitations on conversion described below and Series H non-voting convertible non-redeemable preferred stock ("Series H Preferred") of the Issuer convertible at any time on a 1-to-100 basis without consideration into Common Stock, subject to the limitations on conversion described below.

The Series E Preferred, Series F Preferred, Series G Preferred and Series H Preferred (collectively, the "Convertible Preferred") are only convertible to the extent that after giving effect or immediately prior to such conversion the holders thereof and their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Common Stock of the Issuer (the "Beneficial Ownership Limitation"). As a result of the Beneficial Ownership Limitation, the number of shares of Common Stock that may be issued upon conversion of the shares of the Convertible Preferred by the above holders may change depending upon changes in the outstanding shares of Common Stock. By notice to the Issuer, the Funds may increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%; provided that any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.

The foregoing description of the Series E Preferred does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Preferences and Rights of Series E Convertible Non-Redeemable Preferred Stock of the Issuer, a copy of which was filed as Exhibit 3.1 to the Issuer's Form 8-K filed with the SEC on November 28, 2022, and is incorporated herein by reference.

The foregoing description of the Series F Preferred does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Preferences and Rights of Series F Convertible Non-Redeemable Preferred Stock of the Issuer, a copy of which was filed as Exhibit 3.1 to the Issuer's Form 8-K filed with the SEC on December 22, 2023, and is incorporated herein by reference.

The foregoing description of the Series G Preferred does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Preferences and Rights of Series G Convertible Non-Redeemable Preferred Stock of the Issuer, a copy of which was filed as Exhibit 3.1 to the Issuer's Form 8-K filed with the SEC on March 26, 2024, and is incorporated herein by reference.

The foregoing description of the Series H Preferred does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Preferences and Rights of Series H Convertible Non-Redeemable Preferred Stock of the Issuer, a copy of which was filed as Exhibit 3.1 to the Issuer's Form 8-K filed with the SEC on June 27, 2024, and is incorporated herein by reference.

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

The Adviser GP is the sole general partner of the Adviser. The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Percent of class: The Funds beneficially own 2,890,055 shares of Common Stock or 9.99% of the outstanding Common Stock. 667 beneficially owns 0.99% and Life Sciences beneficially owns 9.0% of the outstanding Common Stock.
Sole power to vote or to direct the vote: 667 directly holds 177,933 shares of Common Stock and Life Sciences directly holds 1,626,122 shares of Common Stock. The shares beneficially owned by each of the Reporting Persons includes 1,086,000 shares of Common Stock issuable upon the conversion of 10,860 Series G Preferred held directly by the Funds.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 667 directly holds 177,933 shares of Common Stock and Life Sciences directly holds 1,626,122 shares of Common Stock. The shares beneficially owned by each of the Reporting Persons includes 1,086,000 shares of Common Stock issuable upon the conversion of 10,860 Series G Preferred held directly by the Funds.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The information in Item 4 is incorporated herein by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, By: Baker Bros. Advisors (GP) LLC, its general partner Scott L. Lessing/ President (02/17/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (02/17/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (02/17/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (02/17/2026)